Exhibit 107

CALCULATION OF FILING FEE TABLES

SCHEDULE 14A

(Form Type)

AVANTAX, INC.

(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction (1) (2)	Fee Rate	Amount of Filing Fee (3)

Fees to Be Paid	$1,060,173,686	0.0001476	$156,481.64

Fees Previously Paid	—	—	—

Total Transaction Valuation	$1,060,173,686	—	—

Total Fees Due for Filing	—	—	$156,481.64

Total Fees Previously Paid	—	—	—

Total Fee Offsets	—	—	—

Net Fee Due	—	—	$156,481.64

(1)	Title of each class of securities to which the transaction applies:

Common stock, par value $0.0001 per share (“Common Stock”), of Avantax, Inc. (the “Company”).

(2)	Aggregate number of securities to which the transaction applies:

As of October 3, 2023, the maximum number of shares of Common Stock to which the transaction applies is estimated to be 40,775,911, which consists of (a) 36,807,349 shares of Common Stock issued and outstanding; (b) 1,608,239 shares of Common Stock issuable upon the exercise of outstanding options to purchase shares of Common Stock; (c) 2,290,323 shares of Common Stock subject to outstanding restricted stock units and performance stock units (with respect to performance stock units, estimated in accordance with Section 3.3(c) of the Agreement and Plan of Merger, dated as of September 9, 2023, by and among the Company, Aretec Group, Inc. and C2023 Sub Corp.); and (d) 70,000 shares of Common Stock estimated to be purchased under the Company’s 2016 Employee Stock Purchase Plan, as amended, prior to the closing of the transaction.

(3)

Estimated solely for the purposes of calculating the filing fee, the underlying value of the transaction was calculated based on the product of 40,775,911 shares of Common Stock and the merger consideration of $26.00 per share. In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, the filing fee was determined by multiplying the sum calculated in the preceding sentence by 0.0001476.